EXHIBIT 99.2
                                                                  ------------

                                                              [GRAPHIC OMITTED]
                                                      [LOGO - ARC ENERGY TRUST]


NEWS RELEASE
May 9, 2006

ARC ENERGY TRUST ANNOUNCES FIRST QUARTER 2006 RESULTS

CALGARY, MAY 9, 2006 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or "the Trust") announces the results for the first quarter ending March 31, 2006.

                                                                        Three Months Ended March 31
                                                                            2006             2005
---------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit and per boe amounts)
Revenue before royalties                                                 318,931          238,054
         Per unit (1)                                                       1.58             1.26
Per boe  54.86                                                             47.74
Cash flow (3)                                                            191,200          141,965
         Per unit (1)                                                       0.94             0.75
         Per boe                                                           32.89            28.47
Net income (5)                                                           104,071           38,646
         Per unit (1)                                                       0.52             0.20
Cash distributions                                                       119,867           83,867
         Per unit (1)                                                       0.60             0.45
Payout ratio (5)                                                             63%              59%
Net debt outstanding (4)                                                 598,911          254,252

OPERATING
Production
         Crude oil (bbl/d)                                                29,651           21,993
         Natural gas (mcf/d)                                             184,974          176,073
         Natural gas liquids (bbl/d)                                       4,120            4,072
Total (boe/d)                                                             64,600           55,410
Average prices
         Crude oil ($/bbl)                                                 59.53            53.63
         Natural gas ($/mcf)                                                8.40             7.20
         Natural gas liquids ($/bbl)                                       52.91            46.57
         Oil equivalent ($/boe) (6)                                        54.86            47.74
Operating netback ($/boe)
         Commodity and other revenue (before hedging)                      54.86            47.74
Transportation  costs                                                     (0.61)           (0.72)
         Royalties                                                       (10.71)           (8.99)
Operating costs                                                           (7.80)           (6.10)
         Netback (before hedging)                                          35.74            31.93
---------------------------------------------------------------------------------------------------

TRUST UNITS
(thousands)
Units outstanding, end of period                                         200,194          186,623
Units issuable for exchangeable shares                                     2,896            2,986
Total units outstanding and issuable for exchangeable shares,
  end of period                                                          203,090          189,609
Weighted average units (2)                                               199,583          186,224
--------------------------------------------------------------------------------------------------

TRUST UNIT TRADING STATISTICS
($CDN, except volumes) based on intra-day trading
High                                                                       27.51            20.40
Low                                                                        25.09            16.55
Close                                                                      27.36            18.15
Average daily volume                                                     545,793          895,140
---------------------------------------------------------------------------------------------------

(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units plus units issuable for exchangeable shares.
(2) Excludes trust units issuable for outstanding exchangeable shares at period end.
(3) Management uses cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital and expenditures on site restoration and reclamation.
(4) Net debt excludes unrealized commodity and foreign exchange contracts asset and liability.
(5)  Cash distributions divided by cash flow from operations.
(6)  Includes other revenue.

News Release - May 9, 2006
Page 2
------------------------------------------------------------------------------

ACCOMPLISHMENTS / FINANCIAL UPDATE

o Production averaged 64,600 boe per day in the first quarter of 2006, 17 per cent higher than the 55,410 boe per day production in the first quarter of 2005. The increase in production is due to the Redwater and NPCU acquisitions made in late 2005, other smaller acquisitions and from the results of an active drilling program.

o The Trust spent $79 million on capital development and drilled 28 net wells on operated properties in the first quarter. Successful drilling programs at Ante Creek (five wells), Dawson (one well), Prestville (two wells), Jenner (14 shallow gas wells) and southeast Saskatchewan (five wells) contributed to the record production levels. Other factors contributing to the record production levels included well reactivations and optimization at Redwater and favourable operating conditions in the field.

o Production per unit increased by 10 per cent to 0.32 boe per day per thousand units in the first quarter of 2006 from 0.29 boe per day per thousand units in the first quarter of 2005.

o ARC completed $33.8 million of acquisitions and $6.2 million of dispositions during the quarter. On a net basis, ARC spent $27.6 million to purchase 500 boe per day of production and approximately 2 mmboe of proved plus probable reserves.

o ARC realized cash flow of $191 million ($0.94 per unit) in the first quarter of 2006 compared to $142 million ($0.75 per unit) in the first quarter of 2005. The 35 per cent increase in 2006 cash flow was due to higher commodity prices and increased production volumes.

o Net income for the first quarter increased to $104 million from $39 million in the first quarter of 2005, primarily due to the Trust recording a hedging gain in the quarter of $4 million versus a loss of $74 million in the first quarter of 2005.

o ARC's first quarter average oil price increased 11 per cent to $59.53 per boe from $53.63 per boe in the first quarter of 2005. West Texas Intermediate ("WTI") increased 27 per cent in the first quarter of 2006 to US$63.53 compared to US$49.90 in the first quarter of 2005. This increase was partially offset by a stronger Canadian dollar and by wider differentials. ARC's average natural gas price increased to $8.40 per mcf from $7.20 per mcf in the first quarter of 2005.

o The Trust realized an operating netback, before hedging, of $35.74 per boe in the first quarter of 2006 compared to $31.93 in the first quarter of 2005.

o Operating costs increased to $7.80 per boe in the first quarter of 2006 compared to $6.10 per boe in the first quarter of 2005. This increase in operating costs was primarily attributable to the addition of higher cost properties at Redwater and NPCU and overall industry operating cost increases.

o The Trust declared cash distributions of $120 million ($0.60 per unit) in the first quarter of 2006, resulting in a payout ratio of 63 per cent. The remaining 37 per cent of cash flow ($71.3 million) was used to fund 88 per cent of ARC's capital development program.

News Release - May 9, 2006
Page 3
------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005.

This MD&A was written on April 28, 2006.

Management uses cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

The following table reconciles the cash flow from operating activities to cash flow from operations, which is a term used frequently in this MD&A:

------------------------------------------------------------------------------------------------------------
($ thousands)                                                                         Q1 2006       Q1 2005
------------------------------------------------------------------------------------------------------------
Cash flow from operating activities                                                   189,094       128,736
Changes in non-cash working capital                                                       841        12,182
Expenditures on site reclamation and restoration                                        1,265         1,047
------------------------------------------------------------------------------------------------------------
Cash flow from operations                                                             191,200       141,965
============================================================================================================

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as operating netbacks ("netbacks"), total capitalization and payout ratios to analyze financial and operating performance. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A as at and for the year ended December 31, 2005, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

HIGHLIGHTS
------------------------------------------------------------------------------------------------------------
                                                                          Three months ended
                                                                               March 31
(CDN$ millions, except per unit and volume data)                          2006           2005      % Change
------------------------------------------------------------------------------------------------------------
Cash flow from operations                                                191.2          142.0            35
Cash flow from operations per unit                                        0.94           0.75            25
Net income before taxes (1)                                               93.8            9.1           931
Net income                                                               104.1           38.6           170
Distributions per unit                                                    0.60           0.45            33
Payout ratio per cent (2)                                                   63             59             7
Daily production (boe/d) (3)                                            64,600         55,410            17
============================================================================================================

(1) Represents net income after non-controlling interest and before the future income tax recovery.
(2)  Based on cash distributions divided by cash flow from operations.
(3) Reported production amount is based on company interest before royalty burdens.

News Release - May 9, 2006
Page 4
------------------------------------------------------------------------------

NET INCOME

Net income in the first quarter of 2006 was $104.1 million, an increase of $65.5 million from $38.6 million in the first quarter of 2005. The increase was primarily due to the Trust recording a $4 million hedging gain in the quarter versus a $74 million hedging loss in the first quarter of 2005.

CASH FLOW FROM OPERATIONS
Cash flow from operations increased by 35 per cent in the first quarter of 2006 to $191.2 million from $142 million in the first quarter of 2005. The increase in 2006 cash flow was the result of a 17 per cent increase in production volumes, reduced hedging losses and higher commodity prices, partially offset by higher operating costs and royalties. Per unit cash flow from operations increased 25 per cent to $0.94 per unit from $0.75 per unit in the first quarter of 2005. The first quarter 2006 cash flow included a cash loss of $1.4 million on commodity and foreign currency contracts compared to a cash loss of $7.3 million in the first quarter of 2005.

Following is a summary of variances in cash flow from operations for the first quarter of 2005 relative to the first quarter of 2006:

------------------------------------------------------------------------------------------------------------
                                                               $ Millions       $ Per unit    % Variance (2)
------------------------------------------------------------------------------------------------------------
Q1 2005 CASH FLOW FROM OPERATIONS                              $    142.0       $     0.75
------------------------------------------------------------------------------------------------------------
Volume variance                                                      39.5             0.21              28
Price variance                                                       41.4             0.22              29
Change in cash losses on commodity and foreign currency
     contracts (1)                                                    5.9             0.03               4
Royalties                                                           (17.4)           (0.09)            (12)
Expenses:
     Operating                                                      (14.9)           (0.08)            (10)
     Cash G&A                                                        (1.5)           (0.01)             (1)
     Interest                                                        (4.5)           (0.02)             (3)
Other                                                                 0.7                -               -
Weighted average trust units                                            -            (0.07)              -
------------------------------------------------------------------------------------------------------------
Q1 2006 CASH FLOW FROM OPERATIONS                              $    191.2       $     0.94              35
============================================================================================================

(1) Represents cash losses on commodity and foreign currency contracts including cash settlements on termination of commodity and foreign currency contracts.
(2)  Variance is calculated based on $ millions column.

PRODUCTION
Production volumes averaged 64,600 boe per day in the first quarter of 2006 compared to 55,410 boe per day in the first quarter of 2005. Production from the Redwater and NPCU properties purchased late in December 2005 contributed over 5,300 boe per day in the first quarter, while other 2005 acquisitions
including  additional  interest  at  Berrymoor,   Buckcreek  and  the  Romulus
acquisition, added 1,500 boe per day. An active drilling and optimization program added the balance of the volumes. The Trust's annual objective is to maintain production through the drilling of wells and other development activities. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream.

------------------------------------------------------------------------------------------------------------
                                                                       Three months ended
                                                                            March 31
PRODUCTION (1)                                                       2006             2005        % Change
------------------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                                  29,651           21,993              35
Natural gas (mcf/d)                                               184,974          176,073               5
NGL (bbl/d)                                                         4,120            4,072               1
------------------------------------------------------------------------------------------------------------
TOTAL PRODUCTION (BOE/D)                                           64,600           55,410              17
------------------------------------------------------------------------------------------------------------
% Natural gas production                                               48               53              (9)
% Crude oil and liquids production                                     52               47              11
============================================================================================================

(1) Reported production for a period may include minor adjustments from previous production periods.

News Release - May 9, 2006
Page 5
------------------------------------------------------------------------------

Oil production increased by thirty-five per cent to 29,651 boe per day in the first quarter of 2006 from 21,993 boe per day in the first quarter of 2005. The increase in oil production was largely attributed to the Redwater and NPCU acquisition in the fourth quarter of 2005. Natural gas production declines at existing properties were more than offset by additional drilling activities in the first quarter of 2006. The Trust's weighting of oil and liquids production increased to 52 per cent in the first quarter of 2006 from 47 per cent in 2005 as a result of the incremental Redwater and NPCU oil volumes.

Natural gas production increased to 185 mmcf per day in the first quarter of 2006, a five per cent increase compared to first quarter 2005 natural gas production of 176 mmcf per day. The majority of this increase was as a result of ARC's active internal drilling program.

During the first quarter of 2006, the Trust drilled 31 gross wells (28 net wells) on operated properties; 12 gross oil wells and 19 gross natural gas wells.

The following table summarizes the Trust's production by core area:

-------------------------------------------------------------------------------------------------------------------
                                             Q1 2006                                     Q1 2005
-------------------------------------------------------------------------------------------------------------------
                              TOTAL     OIL            GAS        NGL      Total       Oil         Gas         NGL
CORE AREA (1)               (BOE/D)   (BBLS/D)     (MMCF/D)   (BBLS/D)   (boe/d)   (bbls/d)    (mmcf/d)    (bbls/d)
-------------------------------------------------------------------------------------------------------------------
Central AB                    8,588      1,656         32.2      1,561     8,505      1,511        31.2      1,800
Northern AB & BC             19,557      6,527         69.5      1,454    18,223      5,595        67.6      1,350
Pembina & Redwater           13,932      9,516         20.5        987     7,188      3,575        17.1        767
S.E. AB & S.W. Sask.         11,219      1,087         60.8          6    11,262      1,513        58.4         18
S.E. Sask.                   11,304     10,865          2.0        112    10,232      9,799         1.8        137
-------------------------------------------------------------------------------------------------------------------
TOTAL                        64,600     29,651        185.0      4,120    55,410     21,993       176.1      4,072
===================================================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, S.E. is Southeast, S.W. is Southwest.

The Trust expects 2006 annual production to average approximately 62,000 boe per day.

COMMODITY PRICES PRIOR TO HEDGING

----------------------------------------------------------------------------------------------------------------
                                                              Three months ended
                                                                   March 31

BENCHMARK PRICES                                          2006                   2005                  % Change
----------------------------------------------------------------------------------------------------------------
AECO gas (CDN$/mcf) (1)                                   9.30                   6.69                        39
WTI oil (US$/bbl) (2)                                    63.53                  49.90                        27
USD/CAD foreign exchange rate                             0.87                   0.82                         6
WTI oil (CDN$/bbl)                                       73.36                  61.21                        20
================================================================================================================

(1)  Represents the AECO monthly posting.
(2)  WTI represents West Texas Intermediate posting as denominated in US$.

The Canadian denominated oil price received by ARC and other Canadian energy companies was negatively impacted by the continued strength of the Canadian dollar with respect to the U.S. dollar during 2006. While crude oil prices averaged US$63.53 per barrel in the first quarter of 2006, the Canadian dollar also remained strong and closed the quarter at $0.87. Despite the 27 per cent increase in the US$ WTI oil price in the first quarter 2006 relative to 2005, the Canadian denominated oil price increased by only 20 per cent to $73.36 per barrel in the first quarter of 2006 compared to $61.21 per barrel in the first quarter of 2005. The Trust's realized oil price, before hedging, increased by only 11 per cent to $59.53 per barrel in the first quarter of 2006 compared to $53.63 per barrel in 2005 due to a widening of the differential between the Edmonton Posted price and the benchmark WTI price. The Edmonton Posted price was CDN$5.31 per barrel lower than Canadian equivalent WTI in the first quarter of 2006 versus CDN$0.41 per barrel lower in the first quarter of 2005. The May 2006 differential has narrowed to a more normal CDN$1.00 per barrel. The Trust's oil production consists predominantly of light and medium crude oil while heavy oil accounts for approximately five per cent of the Trust's liquids production.

Alberta AECO monthly Hub prices, which are commonly used as an industry reference, averaged $9.30 per mcf in the first quarter of 2006 compared to $6.69 per mcf in the first quarter of 2005. ARC's realized gas price, before hedging, increased by 17 per cent in the first quarter of 2006 to $8.40 per mcf compared to $7.20 per mcf in 2005. ARC's realized gas price is based on

News Release - May 9, 2006
Page 6
------------------------------------------------------------------------------

prices received at the various markets where the Trust sells its natural gas. ARC's natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators. ARC's realized prices are significantly below AECO monthly average because AECO daily spot prices averaged only $7.53 per mcf in the first quarter.

Prior to hedging activities, ARC realized commodity revenue of $54.74 per boe in the first quarter of 2006, a 15 per cent increase over the $47.59 per boe received prior to hedging in 2005.

The following is a summary of realized prices:

------------------------------------------------------------------------------------------------------------
                                                                   Three months ended
                                                                       March 31
ARC REALIZED PRICES (1)                                          2006               2005           % Change
------------------------------------------------------------------------------------------------------------
Oil ($/bbl)                                                     59.53              53.63                 11
Natural gas ($/mcf)                                              8.40               7.20                 17
NGL's ($/bbl)                                                   52.91              46.57                 14
------------------------------------------------------------------------------------------------------------
Total commodity revenue before hedging ($/boe)                  54.74              47.59                 15
Other revenue ($/boe)                                            0.12               0.15               (20)
------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING ($/BOE)                            54.86              47.74                 15
============================================================================================================

(1) Prices as reported above are prior to gains and losses on commodity and foreign currency contracts and are prior to transportation charges. All gains and losses on commodity and foreign currency contracts are included in "gain (loss) on commodity and foreign currency contracts" in the statement of income.


REVENUE
Revenue increased 34 per cent to $318.9 million in the first quarter of 2006 from first quarter 2005 revenue of $238.1 million. The increase in revenue was primarily attributable to higher volumes and higher commodity prices.

A breakdown of revenue is as follows:

-------------------------------------------------------------------------------------------------------------
                                                                   Three months ended
                                                                      March 31
REVENUE ($ thousands)                                          2006                 2005            % Change
-------------------------------------------------------------------------------------------------------------
Oil revenue                                                 158,861              106,163                  50
Natural gas revenue                                         139,765              114,093                  23
NGL's revenue                                                19,625               17,063                  15
-------------------------------------------------------------------------------------------------------------
Total commodity revenue                                     318,251              237,319                  34
Other revenue                                                   680                  735                 (7)
-------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                               318,931              238,054                  34
=============================================================================================================

RISK MANAGEMENT AND HEDGING ACTIVITIES

The Trust's risk management activities are conducted by an internal Risk Management Committee, based upon guidelines approved by the Board. The Risk Management Committee has the following mandate:

  o  protect unitholder return on investment;

  o  provide for minimum monthly cash distributions to unitholders;

  o employ a portfolio approach to risk management by entering into a number of small positions that build upon each other;

  o participate in commodity price upturns to the greatest extent possible while limiting exposure to price downturns; and,

  o ensure profitability of specific oil and gas properties that are more sensitive to changes in market conditions.

News Release - May 9, 2006
Page 7
------------------------------------------------------------------------------

The Trust realized cash hedging losses of $1.4 million for the quarter were primarily due to the cost of premiums on bought protection for crude oil prices. These losses were partially offset by gains in foreign exchange swaps and natural gas put contracts.

At the date of this MD&A, the Trust had upside participation for 2006 on all produced volumes, with the exception of the acquired volumes from Redwater and NPCU as disclosed in the fourth quarter 2005 MD&A, with downside price protection for the remainder of the year on 41 per cent of liquids production and 31 per cent natural gas production (36 per cent of total production).

The Trust continues to execute a risk management strategy focused on put and put spread structures to manage commodity prices and continues to use fixed rate swaps to manage foreign exchange and interest rate exposures. The purchase of a put involves paying a premium to limit the exposure to downturns in commodity prices while participating in commodity price appreciation. At quarter end the Trust had bought puts for the remainder of 2006 with an average floor on oil production of US$54.99 per barrel and an average floor on gas production of Cdn$7.73 per GJ. The Trust also entered into sold put transactions that offset the cost of the bought put premiums. A total of $12.6 million in premiums has been committed to protect a portion of the remaining nine months of 2006 revenue.

In addition to the above contracts, the Trust has also taken the following proactive measures to protect gas prices in light of record gas storage levels throughout the winter of 2006 and the possibility of lower AECO gas prices for the summer of 2006. ARC entered into an energy equivalent swap transaction for April - August on 40,000 GJ per day whereby ARC receives a fixed price on gas of Cdn$7.09 per GJ and receives the price upside on an additional 3,870 barrels per day of oil above US$64.52 per barrel which was facilitated though the combination of oil purchase and oil put contracts as detailed in Note 4 of the financial statements. This transaction effectively rebalances ARC's 48:52 gas-oil weighting to 40:60 for these months. Also, ARC entered into a basis swap transaction whereby ARC reduces its exposure to gas prices in Alberta by selling its gas at NYMEX gas prices less US$1.19 for 20,000 mmbtu per day from April - Oct, 2006.

For a complete summary of the Trust's oil and natural gas hedges, please refer to "Hedging Program" under the "Investor Relations" section of the Trust's website at www.arcenergytrust.com.

The Trust considers its risk management contracts to be effective economic hedges as they meet the objectives of the Trust's risk management mandate. In order to mitigate credit risk, the Trust executes commodity and foreign currency hedging risk management with financially sound, credit worthy counterparties. All contracts require approval of the Trust's Risk Management Committee prior to execution. Deferred premiums payable will be recorded as a realized cash hedging loss when payment is made in a future period. These premiums may be partially offset if ARC sells any short-term options. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.

GAIN OR LOSS ON COMMODITY AND FOREIGN CURRENCY CONTRACTS
Gain or loss on commodity and foreign currency contracts comprise realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the requirements of an effective accounting hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate expense in the statement of income.

The Trust recorded a gain on commodity and foreign currency contracts of $3.7 million in the first quarter of 2006, consisting of an unrealized fair value gain of $5.1 million and a realized cash loss of $1.4 million.

The following is a summary of the gain (loss) on commodity and foreign currency contracts:

----------------------------------------------------------------------------------------------------------------------
COMMODITY AND FOREIGN CURRENCY CONTRACTS             CRUDE OIL &      NATURAL      FOREIGN      Q1 2006      Q1 2005
($ thousands)                                            LIQUIDS          GAS     CURRENCY        TOTAL        total
----------------------------------------------------------------------------------------------------------------------
Realized cash (loss) gain on contracts (1)                (3,753)         868        1,501       (1,384)     (7,314)
Unrealized (loss) gain on contracts, change in fair
   value (2)                                              (7,793)      14,307       (1,424)       5,090     (66,687)
----------------------------------------------------------------------------------------------------------------------
TOTAL GAIN (LOSS) ON COMMODITY AND FOREIGN
   CURRENCY CONTRACTS                                    (11,546)      15,175           77        3,706     (74,001)
======================================================================================================================

(1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2) The unrealized loss on contracts represents the change in fair value of the contracts during the period.

OPERATING NETBACKS
The Trust's operating netback, after realized hedging losses, increased 17 per cent to $35.50 per boe in the first quarter of 2006 compared to $30.46 per boe

News Release - May 9, 2006
Page 8
------------------------------------------------------------------------------

in the first quarter of 2005. The increase in netbacks in 2006 is primarily due to higher commodity prices and lower hedging losses, which more than offset increases in royalties, operating costs and cash general and administrative costs.

The netbacks incorporate realized losses on commodity and foreign currency contracts of $0.24 per boe for the first quarter of 2006, compared to losses of $1.47 per boe in the first quarter of 2005.

The components of operating netbacks are shown below:

-------------------------------------------------------------------------------------------------------------------
                                                                              Q1 2006                      Q1 2005
                                                                  Oil       Gas       NGL        TOTAL       Total
NETBACK                                                       ($/bbl)    ($/mcf)   ($/bbl)      ($/BOE)     ($/boe)
-------------------------------------------------------------------------------------------------------------------
Weighted average sales price                                    59.53       8.40    52.92      54.74        47.59
Other revenue                                                       -          -        -       0.12         0.15
-------------------------------------------------------------------------------------------------------------------
Total revenue                                                   59.53       8.40    52.92      54.86        47.74
Royalties                                                       (9.45)     (1.93)  (13.27)    (10.71)       (8.99)
Transportation                                                  (0.10)     (0.20)       -      (0.61)       (0.72)
Operating costs (1)                                            (10.17)     (0.96)   (6.21)     (7.80)       (6.10)
-------------------------------------------------------------------------------------------------------------------
Netback prior to hedging                                        39.81       5.31    33.44      35.74        31.93
Realized  gain (loss) on commodity and foreign
 currency contracts                                             (0.84)      0.05        -      (0.24)       (1.47)
-------------------------------------------------------------------------------------------------------------------
Netback after hedging                                           38.97       5.36    33.44      35.50        30.46
===================================================================================================================

(1) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Royalties increased to $10.71 per boe in the first quarter of 2006 compared to $8.99 per boe in the first quarter of 2005. The increase in royalties is the result of higher revenues in the first quarter of 2006 relative to 2005. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs increased slightly to 19.7 per cent compared to 19.1 per cent in the first quarter of 2005. Royalties are calculated and paid based on commodity revenue net of associated transportation costs and before any commodity hedging gains or losses.

Operating costs increased to $7.80 per boe compared to $6.10 per boe in the first quarter of 2005. Operating costs (on properties other than Redwater and NPCU) increased by 10 per cent in the past year. The acquisition of the Redwater and NPCU properties with operating costs of approximately $20 per boe contributed to a large portion of the 28 per cent increase in operating costs. Higher costs for supplies, materials, electricity and labour accounted for the remainder of the cost increase.

Transportation costs decreased 15 per cent to $0.61 per boe in the first quarter of 2006 compared to $0.72 per boe in the first quarter of 2005. This is a result of the increased percentage of oil in the Trust's production mix as oil has a relatively lower transportation cost than gas. Transportation costs are defined by the point of legal transfer of the product and are dependent upon where the product is sold, the product split, location of properties, and industry transportation rates.

GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION
Cash general and administrative expenses ("G&A"), net of overhead recoveries on operated properties increased to $7.7 million ($1.32 per boe) in the first quarter of 2006 from $6.2 million ($1.24 per boe) in 2005. Increases in cash G&A expenses in total and per boe for 2006 were due to increased staff levels and higher compensation costs. As a result of the unprecedented levels of activity for ARC and for the industry as a whole, the costs associated with hiring, compensating and retaining employees and consultants have risen.

News Release - May 9, 2006
Page 9
------------------------------------------------------------------------------

The following is a breakdown of G&A and trust unit incentive compensation expense:

--------------------------------------------------------------------------------------------------------------
                                                                      Three months ended
                                                                           March 31
G&A AND TRUST UNIT INCENTIVE COMPENSATION EXPENSE
($ thousands except per boe)                                         2006             2005           % Change
--------------------------------------------------------------------------------------------------------------
G&A expenses                                                       10,264            8,041                 28
Operating recoveries                                               (2,608)          (1,875)                39
--------------------------------------------------------------------------------------------------------------
Cash G&A expenses                                                   7,656            6,166                 24
Accrued compensation - Rights Plan                                  1,774            1,674
Accrued compensation - Whole Unit Plan                              3,810              307
--------------------------------------------------------------------------------------------------------------
Total G&A and trust unit incentive compensation expense            13,240            8,147                 63
--------------------------------------------------------------------------------------------------------------
Cash G&A expenses per boe                                            1.32             1.24                  6
Total G&A and trust unit incentive
    compensation expense per boe                                     2.28             1.63                 40
==============================================================================================================

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $5.6 million ($0.96 per boe) was recorded in the first quarter of 2006 compared to $2 million ($0.39 per boe) in the first quarter of 2005. This non-cash amount relates to both the Trust Unit Incentive Rights Plan ("Rights Plan") and the Whole Trust Unit Incentive Plan ("Whole Unit Plan").

For the quarter ended March 31, 2006 the compensation expense for the rights plan based on the fair value calculation resulted in an expense of $1.8 million which is comparable to the $1.7 million from the first quarter 2005.

Under the Whole Unit Plan, $3.8 million was accrued during the first quarter of 2006 versus $0.3 million in the first quarter of 2005 for G&A. The increase in the accrued value of the Restricted Trust Units ("RTUs") and Performance Trust Units ("PTUs") outstanding is attributed to the increase in the Trust's unit value in the market, and the increase in the performance multiplier on the PTUs after reflecting ARC's top quartile returns as compared to other midsized oil and gas producers, as well as an increase in the number of units expected to vest at maturity.

The Whole Unit Plan results in employees, officers and directors receiving cash compensation in relation to the value and accumulated distributions of a specified number of underlying units. The Whole Unit Plan consists of RTUs for which the number of units is fixed and will vest over a period of three years and PTUs for which the number of units is variable, dependent upon the performance of the Trust compared to its peers, and will vest at the end of three years. The number of units issued for the PTUs is based upon a performance multiplier that calculates the percentile rank of the Trust's total unitholder return, which is the sum of the increase in market price of the units over the period plus the amount of distributions over the period, compared to its peers. This performance multiplier can range from zero to two.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the unit price, the number of units to be issued on vesting, and distributions. Therefore, the expense recorded fluctuates over time.

The following table shows the changes during the first quarter of 2006 of RTUs and PTUs outstanding:

--------------------------------------------------------------------------------------------
(in thousands of units)                                  Number of RTUs      Number of PTUs
--------------------------------------------------------------------------------------------
Balance, beginning of period                                        479                 391
Granted                                                               3                   2
Forfeited                                                           (10)                  -
--------------------------------------------------------------------------------------------
Balance, end of period                                              472                 393
--------------------------------------------------------------------------------------------

INTEREST EXPENSE

Interest expense increased to $7.6 million in the first quarter of 2006 from $3.1 million in the first quarter of 2005 due to the higher debt balances as a result of the 2005 acquisitions and an increase in short-term interest rates. As at March 31, 2006, 90 per cent of the Trust's debt was denominated in U.S. dollars.

News Release - May 9, 2006
Page 10
------------------------------------------------------------------------------

The following is a summary of the debt balance and interest expense for the first quarters of 2006 and 2005:

-----------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE                                                             Three months ended
                                                                                  March 31
($ thousands)                                                              2006               2005            % Change
-----------------------------------------------------------------------------------------------------------------------
Period end debt balance (1)                                             549,025            226,656                 142
         Fixed rate debt                                                268,433            221,357
         Floating rate debt                                             280,592              5,299
-----------------------------------------------------------------------------------------------------------------------
Interest expense before interest rate swaps (2)                           7,561              3,468
Loss (Gain) on interest rate hedge                                           41              (329)
-----------------------------------------------------------------------------------------------------------------------
Net interest expense                                                      7,602              3,139                 142
=======================================================================================================================

(1)  Includes both long-term and current portions of debt.
(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.

FOREIGN EXCHANGE GAINS AND LOSSES
The Trust recorded a loss of $5.6 million ($0.96 per boe) on foreign exchange transactions in the first quarter of 2006 compared to a loss of $1 million ($0.21 per boe) in the first quarter of 2005. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.

TAXES
Capital taxes paid or payable by ARC, based on debt and equity levels, decreased slightly to $0.6 million in the first quarter of 2006 compared to $0.7 million in the same period of 2005. On May 2, 2006 the Canadian government tabled, in their budget, an elimination of capital taxes which will, if passed, eliminate the capital taxes the Trust is currently paying by monthly installments.

In the first quarter of 2006, a future income tax recovery of $10.3 million was included in income compared to a $29.5 million recovery in the first quarter of 2005.

ARC's expected future income tax rate is approximately 34 per cent compared to the current rate of approximately 36 per cent applicable to the 2006 income tax year. In the Trust's structure, payments are made between ARC Resources and the Trust, transferring both income and future tax liability to the unitholders. At the current time, ARC does not anticipate any material cash income taxes will be paid in fiscal 2006 by ARC Resources.

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION
The depletion, depreciation and accretion ("DD&A") rate increased to $15.34 per boe in the first quarter of 2006 from $12.52 per boe in 2005. The higher DD&A rate is due to the Redwater and NPCU acquisitions in late 2005 for which the Trust recorded a higher proportionate cost per barrel of proved reserves for the acquired properties compared to the existing ARC properties. In addition, the higher asset retirement obligation recorded in 2005 has resulted in higher accretion expense in 2006.

A breakdown of the DD&A rate is a follows:

-------------------------------------------------------------------------------------------------------------------
DD&A RATE                                                              Three months ended
                                                                            March 31
($ thousands except per boe amounts)                                 2006                2005             % Change
-------------------------------------------------------------------------------------------------------------------
Depletion of oil & gas assets (1)                                  86,547              61,215                   41
Accretion of asset retirement obligation (2)                        2,613               1,246                  109
-------------------------------------------------------------------------------------------------------------------
Total DD&A                                                         89,160              62,461                   43
DD&A rate per boe                                                   15.34               12.52                   23
===================================================================================================================

(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.
(2) Represents the accretion expense on the asset retirement obligation during the period.

News Release - May 9, 2006
Page 11
------------------------------------------------------------------------------

GOODWILL
The goodwill balance of $157.6 million arose as a result of the acquisition of Star Oil & Gas Ltd. ("Star") in 2003. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets for accounting purposes acquired in the transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such an impairment exists, it would be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of March 31, 2006.

CAPITAL EXPENDITURES AND NET ACQUISITIONS
Total capital expenditures, excluding acquisitions and dispositions, totaled $79 million in the first quarter of 2006 compared to $52.5 million in the first quarter of 2005. This amount was incurred on drilling and completions, land, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base. Due to favorable conditions in the field, capital projects are ahead of schedule.

The Trust's strategy is to fully exploit its asset base and to increase the recoverable portion of total oil and natural gas reserves in place on land owned by the Trust.

In addition to the capital expenditures, the Trust completed minor property acquisitions and property swaps of $33.8 million and $6.2 million of dispositions for $27.6 million of net acquisitions, net of post closing adjustments, in the first quarter of 2006. The execution of minor property acquisitions and dispositions is part of the Trust's strategy to continually high-grade its asset base by acquiring additional interests in properties where ARC sees future upside potential and disposing of properties with limited potential.

A breakdown of capital expenditures and net acquisitions is shown below:

------------------------------------------------------------------------------------------------------------------
                                                                                 Three months ended
                                                                                      March 31
CAPITAL EXPENDITURES ($ thousands)                                                  2006        2005     % Change
------------------------------------------------------------------------------------------------------------------
Geological and geophysical                                                         2,718       1,262          115
Land                                                                               4,868         812          500
Drilling and completions                                                          55,383      35,230           57
Plant and facilities                                                              15,540      14,495            7
Other capital                                                                        536         721          (26)
------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                                        79,045      52,520           51
------------------------------------------------------------------------------------------------------------------
Producing property acquisitions (1)                                               33,825       3,844
Producing property dispositions (1)                                               (6,212)       (176)
------------------------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions                                  106,658      56,188           90
==================================================================================================================
Capital expenditures and net acquisitions financed with cash flow                 69,664      52,520
Capital expenditures and net acquisitions financed with debt and equity           36,994       3,668
==================================================================================================================

(1)  Value is net of post-closing adjustments.

ARC expects to undertake significant development projects in 2006 to fully execute the capital program of approximately $340 million.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND
At March 31, 2006, the Trust has recorded an Asset Retirement Obligation ("ARO") of $167 million ($73.2 million at March 31, 2005) for future abandonment and reclamation of the Trust's properties. The ARO increased by $2.6 million for accretion expense, $0.6 million for development activities and was reduced by $1.3 million for actual abandonment expenditures incurred in the first quarter of 2006. The Trust did not record a gain or loss on actual abandonment expenditures incurred to date in 2006 as the costs closely approximated the liability value included in the ARO.

ARC contributed $1.5 million cash to its reclamation fund in the first quarter of 2006 ($1.5 million in the first quarter of 2005) and earned interest of $0.2 million ($0.2 million in 2005) on the fund balance. The fund balance was reduced by $1.2 million for cash-funded abandonment expenditures in the first quarter of 2006 ($1.1 million in the first quarter of 2005). This fund, invested in money market instruments, is established to provide for future

News Release - May 9, 2006
Page 12
------------------------------------------------------------------------------


abandonment and reclamation liabilities. Future contributions are currently set at approximately $12 million per year and will vary over time in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred upon the eventual abandonment of the Trust's properties.

A breakdown of the Trust's capital structure is as follows:

--------------------------------------------------------------------------------------------------------------
CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY                               MARCH 31,        December 31,
($ thousands except per unit and per cent amounts)                                   2006                2005
--------------------------------------------------------------------------------------------------------------
Revolving credit facilities                                                       280,592             258,480
Senior secured notes                                                              268,433             268,156
Working capital deficit (1)                                                        49,886              51,450
--------------------------------------------------------------------------------------------------------------
Net debt obligations                                                              598,911             578,086
Units outstanding and issuable for exchangeable shares (thousands)                203,090             202,039
Market price per unit at end of period                                              27.36               26.49
Market value of units and exchangeable shares                                   5,556,542           5,352,013
Total capitalization (2)                                                        6,155,453           5,930,099
--------------------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization                                     9.7%                9.7%
Net debt obligations                                                              598,911             578,086
==============================================================================================================
Cash flow from operations                                                         191,200             639,511
Net debt to annualized cash flow                                                      0.8                 0.9
==============================================================================================================

(1) The working capital deficit excludes the balances for commodity and foreign currency contracts.
(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

The Trust's bank facilities are consolidated into one syndicated credit facility with a total base of $572 million. The debt is secured by all the Trust's oil and gas properties.

As at March 31, 2006 net debt to total capitalization was 9.7 per cent and net debt to annualized first quarter 2006 cash flow was approximately 0.8 times (0.9 times at December 31, 2005).

During the first quarter the Trust renewed and amended its syndicated credit facilities. The renewed facility has a three year term, a credit limit of $572 million and is governed by the following covenants:

     o Long-term debt and letters of credit not to exceed three times net income before non-cash items and interest expense.

     o Long-term debt, letters of credit, and subordinated debt not to exceed four times net income before non-cash items and interest expense.

     o Long-term debt and letters of credit not to exceed 50 per cent of the sum of unitholders' equity, long-term debt, letters of credit, and subordinated debt.

In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust's assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively. As at March 31, 2006, the Trust was in compliance with all covenants, and had $4.4 million in letters of credit and no subordinated debt.

The Trust funded 88 per cent of its first quarter capital development program of $79 million with cash flow. The Trust intends to finance the majority of the remaining $261 million portion of the $340 million 2006 capital development program with cash flow and proceeds from the distribution reinvestment program ("DRIP") with the remainder financed with debt.

UNITHOLDERS' EQUITY
At March 31, 2006, there were 203.1 million units issued and issuable for exchangeable shares, an increase of 1.1 million units from the 202 million units at December 31, 2005. The increase in number of units outstanding is mainly attributable to the 0.8 million units issued pursuant to the DRIP during the quarter at an average price of $24.99 per unit.

The Trust had 1.2 million rights outstanding as of March 31, 2006 under an employee plan discontinued in 2004. The rights have a five-year term and vest equally over three years from the date of grant. The majority of rights will

News Release - May 9, 2006
Page 13
------------------------------------------------------------------------------

be vested by May 6, 2006 and eligible to be purchased at an average adjusted exercise price of $9.99 per unit as at March 31, 2006. Contractual life of the rights varies by series but all series will expire on or before March 22, 2009.

Unitholders electing to reinvest distributions or make optional cash payments to acquire units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions.

CASH DISTRIBUTIONS
ARC declared cash distributions of $119.9 million ($0.60 per unit), representing 63 per cent of first quarter 2006 cash flow compared to cash distributions of $83.9 million ($0.45 per unit), representing 59 per cent of cash flow in the first quarter of 2005. The remaining 37 per cent of first quarter 2006 cash flow ($71.3 million) was used to fund 88 per cent of ARC's first quarter 2006 capital. The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

Cash flow and cash distributions in total and per unit for the first quarters of 2006 and 2005 were as follows:

--------------------------------------------------------------------------------------------------------------------
                                                       Three months            %          Three months            %
                                                           ended                             ended
                                                         March 31                           March 31
CASH FLOW AND DISTRIBUTIONS                          2006        2005     Change         2006       2005     Change
--------------------------------------------------------------------------------------------------------------------
                                                        ($ millions)                      ($ per unit)

Cash flow from operations                           191.2       142.0         35         0.94       0.75         25
Reclamation fund contributions (1)                   (1.7)       (1.7)         -        (0.01)     (0.01)         -
Capital expenditures funded with cash flow          (69.6)      (52.5)        33        (0.34)     (0.27)        26
Discretionary debt repayments                           -        (3.9)         -            -          -          -
Other (2)                                               -           -                    0.01      (0.02)
--------------------------------------------------------------------------------------------------------------------
Cash distributions                                  119.9        83.9         43         0.60       0.45         33
====================================================================================================================

(1) Includes interest income earned on the reclamation fund balance that is retained in the reclamation fund.
(2) Other represents the difference due to cash distributions paid being based on actual units at each distribution date whereas per unit cash flow, reclamation fund contributions and capital expenditures funded with cash flow are based on weighted average units in the year.

Monthly cash distributions for the first quarter of 2006 were $0.20 per unit and are subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

The actual amount of future monthly cash distributions are proposed by management and are subject to the approval and discretion of the Board of Directors.

The Board reviews future cash distributions in conjunction with their review of quarterly operating and financial results. The broad parameters used in determining distributions include:

     a) Setting a distribution level that will achieve a payout ratio not exceeding 80 per cent, on an annual basis. This allows the Trust to retain at least 20 per cent of cash flow to be utilized in funding contributions to the reclamation fund and a portion of capital expenditures;

     b) Setting a payout ratio that allows for up to 100 per cent of capital expenditures being funded from cash flow but that does not result in the accumulation of cash within the Trust. The Trust's decision to hold back cash flow to fund capital expenditures is predicated on the Trust having attractive development opportunities on undeveloped lands. The capital efficiency of development activities is continuously monitored and subject to quarterly Board review in order to ensure the appropriate balance between cash flow used to fund development activities and distributions;

     c) Setting a monthly distribution per unit that, in the opinion of management and the Board, is sustainable for at least a six month period.

News Release - May 9, 2006
Page 14
------------------------------------------------------------------------------

HISTORICAL CASH DISTRIBUTIONS BY CALENDAR YEAR
The following table presents cash distributions paid in each calendar period. Cash distributions for 2006 include distributions paid up to and including April 15, 2006:

------------------------------------------------------------------------------------------------------
CALENDAR YEAR                    DISTRIBUTIONS (1)          TAXABLE PORTION         RETURN OF CAPITAL
------------------------------------------------------------------------------------------------------
2006 YTD (2)                          0.60 (2)                   0.59 (2)                  0.01 (2)
2005                                  1.94                       1.90                      0.04
2004                                  1.80                       1.69                      0.11
2003                                  1.78                       1.51                      0.27
2002                                  1.58                       1.07                      0.51
2001                                  2.41                       1.64                      0.77
2000                                  1.86                       0.84                      1.02
1999                                  1.25                       0.26                      0.99
1998                                  1.20                       0.12                      1.08
1997                                  1.40                       0.31                      1.09
1996                                  0.81                        -                        0.81
------------------------------------------------------------------------------------------------------
CUMULATIVE                          $16.63                      $9.93                     $6.70
======================================================================================================

(1)  Based on cash distributions paid in the calendar year.
(2) Based on cash distributions paid in 2006 up to and including April 15, 2006 and estimated taxable portion of 2006 distributions of 98 per cent.

2006  MONTHLY CASH DISTRIBUTIONS
Actual cash distributions paid for 2006 along with relevant payment dates are as follows:

--------------------------------------------------------------------------------------------------------
EX- DISTRIBUTION DATE         RECORD DATE              DISTRIBUTION PAYMENT DATE     TOTAL DISTRIBUTION
--------------------------------------------------------------------------------------------------------
December 28, 2005             December 31, 2005        January 16, 2006                            0.20
January 27, 2006              January 31, 2006         February 15, 2006                           0.20
February 24, 2006             February 28, 2006        March 15, 2006                              0.20
March 29, 2006                March 31, 2006           April 17, 2006                              0.20
April 26, 2006                April 30, 2006           May 15, 2006                                0.20
May 29, 2006                  May 31, 2006             June 15, 2006                              *0.20
June 28, 2006                 June 30, 2006            July 17, 2006                              *0.20
July 27, 2006                 July 31, 2006            August 15, 2006
August 29, 2006               August 31, 2006          September 15, 2006
September 27, 2006            September 30, 2006       October 16, 2006
October 27, 2006              October 31, 2006         November 15, 2006
November 28, 2006             November 30, 2006        December 15, 2006
========================================================================================================

* Estimated

TAXATION OF CASH DISTRIBUTIONS
Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For a more detailed breakdown, please visit our website at www.arcenergytrust.com.

For 2006, it is estimated that cash distributions paid in the calendar year will be approximately 98 per cent return on capital (taxable) and two per cent return of capital (tax deferred). Actual taxable amounts may differ from the estimated amount as they are dependent on commodity prices experienced throughout the year. Changes in the estimated taxable and deferred portion of the distributions will be announced quarterly.

The exchangeable shares of ARC Resources Limited (ARL) may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into units,

News Release - May 9, 2006
Page 15
------------------------------------------------------------------------------

at the option of the shareholder, based on the then current exchange ratio. Exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's unit distribution multiplied by the then current exchange ratio and divided by the 10 day weighted average trading price of the units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed, in most circumstances, as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Trust's contractual obligations and commitments as at March 31, 2006:

-------------------------------------------------------------------------------------------------------------------
                                                                      PAYMENTS DUE BY PERIOD
-------------------------------------------------------------------------------------------------------------------
($ MILLIONS)                                2006    2007 - 2008      2009 - 2010      THEREAFTER          TOTAL
Debt repayments                                -           20.9            329.6           198.5          549.0
Reclamation fund contributions (1)           6.1           11.8             10.2            80.9          109.0
Purchase commitments                         2.4            3.4              3.2             8.0           17.0
Operating leases                             3.3            8.4              8.5               -           20.2
Derivative contract premiums (2)            12.6            4.2              1.7               -           18.5
Retention bonuses                            1.0            1.0                -               -            2.0
-------------------------------------------------------------------------------------------------------------------
Total contractual obligations               25.4           49.7            353.2           287.4          715.7
===================================================================================================================

(1) Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in the Redwater and NPCU acquisition.
(2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

In addition to the above, the Trust has commitments related to its risk management program.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust's 2006 capital budget has been approved by the Board at $340 million. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

OFF BALANCE SHEET ARRANGEMENTS
The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2006.

The Trust entered into agreements to pay premiums pursuant to certain crude oil derivative put contracts. Premiums of approximately $18.5 million will be paid in 2006 to 2009 for the put contracts in place at March 31, 2006. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at March 31, 2006 on the balance sheet.

CRITICAL ACCOUNTING ESTIMATES
The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust's financial and operating results incorporate certain estimates including:

     a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

     b)   estimated capital expenditures on projects that are in progress;

     c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves which the Trust expects to recover in the future;

News Release - May 9, 2006
Page 16
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     d)   estimated  fair values of derivative  contracts  that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

     e) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

     f) estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.

OBJECTIVES AND 2006 OUTLOOK
It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan.

To the end of the first quarter of 2006, the Trust has provided cumulative cash distributions of $16.63 per unit and capital appreciation of $17.36 per unit for a total return of $33.99 per unit (27.8 per cent annualized total return) for unitholders who invested in the Trust at inception in July of 1996. During the first quarter of 2006, the Trust provided unitholders with a total return of 5.5 per cent.

During 2006, ARC will continue to be active with a robust drilling and development program on its diverse asset base. The $340 million capital expenditure budget for 2006 is the largest in the Trust's history excluding acquisitions. The Trust will prudently deploy capital with a balanced drilling program of low and moderate risk wells. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.

Current low debt levels and a strong working capital position provide the Trust with the financial flexibility to fund the 2006 capital expenditure program and be poised to take advantage of accretive acquisition opportunities. The Trust continually reviews potential acquisitions of both conventional oil and natural gas reserves and in the broader energy industry. Acquisitions are evaluated internally and acquisitions in excess of $25 million are subject to Board approval.

Following is a summary of the Trust's 2006 Guidance:

                                                               2006                 2006            2006
                                                   REVISED GUIDANCE    PREVIOUS GUIDANCE       ACTUAL Q1     % VARIANCE
------------------------------------------------------------------------------------------------------------------------
PRODUCTION (BOE/D)                                           62,000               61,000          64,600              6
------------------------------------------------------------------------------------------------------------------------
EXPENSES ($/BOE):
     Operating costs                                           8.65                 8.65            7.80            (10)
     Transportation                                            0.70                 0.70            0.61            (13)
     G&A expenses -cash                                        1.70                 1.70            1.32            (22)
     G&A expenses - stock compensation plans                   0.65                 0.65            0.96             47
     Interest                                                  1.40                 1.40            1.31             (6)
     Cash taxes                                                   -                 0.15            0.11            (15)
------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES ($ MILLIONS)                          340 over             340 over              79              7
                                                         4 quarters           4 quarters
------------------------------------------------------------------------------------------------------------------------
 UNITS (MILLIONS)(1)                                            205                  205             202             (1)
========================================================================================================================

(1)  Weighted average trust units and units issuable.

Due to the strong results from ARC's winter development program, first quarter 2006 production was ahead of budget. As a result, ARC has increased its production guidance for the full year 2006 to 62,000 boe per day.

The variance-to-date for operating costs on a boe basis is attributed to the seasonality of operating costs and the strong production results achieved in the first quarter. As workover and maintenance activities are undertaken in the second and third quarters, the Trust expects that higher costs in those quarters will result in annual operating costs that will more closely approximate the guidance of $8.65 per boe.

News Release - May 9, 2006
Page 17
------------------------------------------------------------------------------

Overall G&A expense at $2.28 per boe was down slightly from the guidance of $2.35 per boe. This is due to higher production volumes versus guidance. Cash G&A expense was lower than guidance and accrued stock compensation plan expense was higher than guidance. These variances will offset one another when actual cash payouts for stock compensation plan occur in the second quarter of 2006.

Interest expense in the first quarter of 2006 was lower than the guidance target for 2006 as a result of strong cash flow in the quarter that resulted in the Trust funding 88 per cent of its capital program with cash rather than debt. Consequently, debt levels and the corresponding interest expense were lower than anticipated during the first quarter of 2006. However, the Trust expects interest to closely approximate the annual guidance of $1.40 per boe for the full year.

Taxes for the first quarter of 2006 were below the guidance level as a result of higher average production in the first quarter compared to the annual average guidance. On May 2, 2006 the Canadian government tabled, in their budget, an elimination of corporate capital taxes for 2006, which will, if passed, eliminate capital taxes the Trust is currently paying in monthly installments.

To the end of the first quarter, the Trust had incurred $79 million of capital expenditures pursuant to the $340 million of the 2006 capital development program. The Trust has significant capital development projects planned for the remainder of 2006 whereby the Trust expects to meet the annual 2006 capital expenditure guidance target.

See "Outlook" in the Trust's Annual Report MD&A for additional discussion of the Trust's key future objectives.

2006 CASH FLOW
Below is a table that illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

--------------------------------------------------------------------------------------------------------------
                                                                                           IMPACT ON ANNUAL
                                                                                                  CASH FLOW
BUSINESS ENVIRONMENT                            ASSUMPTION                    CHANGE                 $/UNIT
--------------------------------------------------------------------------------------------------------------
Oil price (US$WTI/barrel) (1)                 $      65.00                 $    1.00              $    0.05
Natural gas price (CDN$AECO/mcf) (1)          $       7.50                 $    0.10              $    0.03
USD/CAD exchange rate                         $       0.87                 $    0.01              $    0.05
Interest rate on debt                                  5.2%                      1.0%             $    0.03
--------------------------------------------------------------------------------------------------------------

OPERATIONAL
Liquids production volume (bbls/d)                  31,700                       1.0%             $    0.02
Gas production volumes (mmcf/d)                      182.0                       1.0%             $    0.02
Operating expenses per boe                    $       8.50                       1.0%             $    0.01
Cash G&A expenses per boe                     $       1.70                      10.0%             $    0.02
==============================================================================================================

(1)  Analysis does not include the effect of derivative contracts.


ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results. See "Assessment of Business Risks" in the Trust's 2005 Annual Report MD&A for a detailed assessment.

ADDITIONAL INFORMATION
Additional information relating to ARC can be found on SEDAR at www.sedar.com.

News Release - May 9, 2006
Page 18
------------------------------------------------------------------------------

QUARTERLY REVIEW
--------------------------------------------------------------------------------------------------------------------------
(CDN$ thousands,
except per unit amounts)                2006                       2005                              2004
--------------------------------------------------------------------------------------------------------------------------
FINANCIAL                                 Q1         Q4         Q3         Q2         Q1         Q4         Q3         Q2
Revenue before royalties             318,931    365,298    310,249    251,596    238,054    232,112    230,769    233,307
     Per unit (1)                       1.58       1.89       1.62       1.32       1.26       1.23       1.23       1.26
Cash flow                            191,200    207,621    168,117    121,808    141,965    106,935    110,835    122,249
     Per unit - basic  (1)              0.94       1.07       0.88       0.64       0.75       0.57       0.59       0.66
     Per unit - diluted              0.94       1.07          0.87       0.63       0.74       0.56       0.59       0.65
Net income   (5)                     104,071    130,474    114,600     73,215     38,646    112,995     38,897     50,338
     Per unit - basic  (5)              0.52       0.68       0.61       0.39       0.21       0.61       0.21       0.28
     Per unit - diluted                 0.52       0.68       0.59       0.38       0.20       0.60       0.21       0.27
Cash distributions                   119,867    115,671     92,559     84,468     83,867     83,531     83,178     82,053
     Per unit (2)                       0.60       0.60       0.49       0.45       0.45       0.45       0.45       0.45
Total assets                       3,279,721  3,251,161  2,483,540  2,427,463  2,303,948  2,304,998  2,316,297  2,309,599
Total liabilities                  1,434,090  1,415,519    912,160    895,179    785,776    755,650    804,603    768,073
Net debt outstanding (4)             598,911    578,086    357,560    366,216    254,252    264,842    220,500    220,074
Weighted average units (thousands)
(3)                                  202,479    193,445    191,709    190,315    189,210    188,521    184,675    184,998
Units outstanding and issuable at
period end (thousands)               203,090    202,039    192,089    191,329    189,609    188,804    187,629    187,296
--------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
($ thousands)
Geological and geophysical             2,718      3,040      2,258      2,659      1,262        867        828      1,373
Land                                   4,868      5,540      2,048        889        812      2,484        798        584
Drilling and completions              55,383     60,150     63,628     32,576     35,230     36,641     41,755     24,283
Plant and facilities                  15,540     17,031     14,803      8,703     14,495      6,183     11,668      7,282
Other capital                            536      2,020        317        652        721      1,480        394        605
Total capital expenditures            79,045     87,781     83,054     45,479     52,520     47,655     55,443     34,127
Property acquisitions
(dispositions) net                    27,613      3,037      5,860     78,721      3,668    (1,036)    (5,345)   (53,412)
Corporate acquisitions (6)                 -    462,814          -     42,182          -     41,449          -     30,560
Total capital expenditures and net
acquisitions                         106,658    553,632     88,914    166,382     56,188     88,068     50,098     11,275
--------------------------------------------------------------------------------------------------------------------------
OPERATING
Production
     Crude oil (bbl/d)                29,651     25,534     23,513     22,046     21,993     22,969     22,496     22,720
     Natural gas (mmcf/d)              185.0      177.9      168.2      173.1      176.1      174.7      177.4      186.7
     Natural gas liquids (bbl/d)       4,120      3,943      4,047      3,962      4,072      4,097      4,034      4,313
     Total (boe/d 6:1)                64,600     59,120     55,592     54,860     55,410     56,179     56,096     58,147
Average prices
     Crude oil ($/bbl)                 59.53      62.12      69.37      58.37      53.63      49.48      51.00      47.43
     Natural gas ($/mcf)                8.40      12.05       9.08       7.42       7.20       6.82       6.65       6.99
     Natural gas liquids ($/bbl)       52.91      57.14      50.43      46.13      46.57      43.72      42.30      38.22
     Oil equivalent ($/boe) (7)        54.86      67.16      60.66      50.40      47.74      44.62      44.72      44.09
--------------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING
(based on intra-day trading)
Unit prices
High                                   27.51      27.58       24.2      20.30      20.40      17.98      17.38      15.74
Low                                    25.09      20.45      19.94      16.88      16.55      14.80      15.02      14.28
Close                                  27.36      26.49      24.10      19.94      18.15      17.90      16.85      15.35
Average daily volume (thousands)         546        653        599        605        895        456        384        337
==========================================================================================================================

(1) Based on weighted average units plus units issuable for exchangeable shares.
(2)  Based on number of units outstanding at each cash distribution date.
(3)  Includes units issuable for outstanding exchangeable shares.

(4) Total current and long-term debt net of working capital. Net debt excludes commodity and foreign currency contracts, the deferred hedge loss and deferred commodity and foreign currency contracts.
(5) Net income in the basic per unit calculation has been reduced by interest in the convertible debentures.
(6) Represents total consideration for the corporate acquisition including fees but prior to working capital asset retirement obligations and future income tax liability assumed on acquisition.
(7)  Includes other revenue

News Release - May 9, 2006
Page 19
------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
As at March 31 and December 31 (unaudited)

($CDN thousands)                                                                 2006                    2005
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                         $        8,737           $           -
     Accounts receivable                                                      105,590                 122,956
     Prepaid expenses                                                          16,776                  14,020
     Commodity and foreign currency contracts (Note 4)                         16,467                   3,125
-------------------------------------------------------------------------------------------------------------------
                                                                              147,570                 140,101
Reclamation fund                                                               23,922                  23,491
Property, plant and equipment                                               2,950,637               2,929,977
Goodwill                                                                      157,592                 157,592
-------------------------------------------------------------------------------------------------------------------
Total assets                                                           $    3,279,721           $   3,251,161
===================================================================================================================

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                          $      140,924           $     148,587
     Cash distributions payable                                                40,066                  39,839
     Commodity and foreign currency contracts (Note 4)                         15,419                   7,167
-------------------------------------------------------------------------------------------------------------------
                                                                              196,409                 195,593
Long-term debt (Note 2)                                                       549,025                 526,636
Other long-term liabilities (Note 3)                                           16,101                  12,360
Asset retirement obligations (Note 5)                                         166,951                 165,053
Future income taxes                                                           505,604                 515,877
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                           1,434,090               1,415,519
-------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 12)

NON-CONTROLLING INTEREST
     Exchangeable shares (Note 6)                                              37,644                  37,494

UNITHOLDERS' EQUITY
     Unitholders' capital (Note 7)                                          2,255,199               2,230,842
     Contributed surplus (Note 8)                                               7,660                   6,382
     Accumulated earnings                                                   1,339,813               1,235,742
     Accumulated cash distributions (Note 10)                              (1,794,685)             (1,674,818)
-------------------------------------------------------------------------------------------------------------------
Total unitholders' equity                                                   1,807,987               1,798,148
-------------------------------------------------------------------------------------------------------------------
Total liabilities and unitholders' equity                              $    3,279,721           $   3,251,161
===================================================================================================================

See accompanying notes to consolidated financial statements

News Release - May 9, 2006
Page 20
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
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS For the three months ended March 31 (unaudited)

($CDN thousands, except per unit amounts)                                        2006                    2005
-------------------------------------------------------------------------------------------------------------------
REVENUES
     Oil, natural gas and natural gas liquids                          $      318,931           $     238,054
     Royalties                                                                (62,241)                (44,839)
-------------------------------------------------------------------------------------------------------------------
                                                                              256,690                 193,215
-------------------------------------------------------------------------------------------------------------------
     Gain (loss) on commodity and foreign currency contracts (Note 4)
               Realized                                                        (1,384)                 (7,314)
               Unrealized                                                       5,090                 (66,687)
-------------------------------------------------------------------------------------------------------------------
                                                                              260,396                 119,214
-------------------------------------------------------------------------------------------------------------------

EXPENSES
     Transportation                                                             3,538                   3,586
     Operating                                                                 45,376                  30,441
     General and administrative                                                13,240                   8,147
     Interest on long-term debt (Note 2)                                        7,602                   3,139
     Depletion, depreciation and accretion                                     89,160                  62,461
     Loss on foreign exchange                                                   5,564                   1,027
-------------------------------------------------------------------------------------------------------------------
                                                                              164,480                 108,801
-------------------------------------------------------------------------------------------------------------------
Income before taxes                                                            95,916                  10,413
Capital taxes                                                                    (622)                   (650)
Future income tax recovery                                                     10,272                  29,500
-------------------------------------------------------------------------------------------------------------------
Net income before non-controlling interest                                    105,566                  39,263
Non-controlling interest (Note 6)                                              (1,495)                   (617)
-------------------------------------------------------------------------------------------------------------------
Net income                                                                    104,071                  38,646
-------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period                                   1,235,742                 878,807
-------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                                    $    1,339,813           $     917,453
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Net income per unit (Note 11)
     Basic                                                             $         0.52           $        0.21
     Diluted                                                           $         0.52           $        0.20
===================================================================================================================

See accompanying notes to consolidated financial statements

News Release - May 9, 2006
Page 21
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
CONSOLIDATED STATEMENTS OF CASH FLOWS For the three months ended March 31
(unaudited)

($CDN thousands)                                                                 2006                    2005
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net Income                                                             $      104,071           $      38,646
Add items not involving cash:
     Non-controlling interest                                                   1,495                     617
     Future income tax recovery                                               (10,272)                (29,500)
     Depletion, depreciation and accretion                                     89,160                  62,461
     Non-cash (gain) loss on commodity and foreign currency
          contracts (Note 4)                                                   (5,090)                 66,687
     Non-cash loss on foreign exchange                                          5,584                   1,073
Non-cash trust unit incentive compensation (Notes 8 and 9)                      6,252                   1,981
Expenditures on site restoration and reclamation                               (1,265)                 (1,047)
Change in non-cash working capital                                               (841)                (12,182)
-------------------------------------------------------------------------------------------------------------------
                                                                              189,094                 128,736
-------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of long-term debt, net                                                16,847                   5,034
Issue of trust units                                                            2,820                   3,059
Trust unit issue costs                                                           (245)                     (2)
Cash distributions paid, net of distribution reinvestment                     (99,699)                (75,045)
Change in non-cash working capital                                              3,951                   1,847
-------------------------------------------------------------------------------------------------------------------
                                                                              (76,326)                (65,107)
-------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties                           (28,825)                 (3,844)
Proceeds on disposition of petroleum and natural gas properties                 1,212                     176
Capital expenditures                                                          (78,604)                (47,854)
Net reclamation fund contributions                                               (431)                   (574)
Change in non-cash working capital                                              2,617                 (15,946)
-------------------------------------------------------------------------------------------------------------------
                                                                             (104,031)                (68,042)
-------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                8,737                  (4,413)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                      -                   4,413
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                               $        8,737           $           -
===================================================================================================================

See accompanying notes to consolidated financial statements

News Release - May 9, 2006
Page 22
------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)


1.   SUMMARY OF ACCOUNTING POLICIES

     The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2005 annual report.


2.   LONG-TERM DEBT

                                                                            MARCH 31,            December 31,
     2006                                                                        2005
-------------------------------------------------------------------------------------------------------------
     Revolving credit facilities
         Syndicated Credit Facility                                    $      280,592           $     254,680
         Working capital facility                                                   -                   3,800
     Senior secured notes
     5.42% USD Note                                                            87,532                  87,443
         4.94% USD Note                                                        35,013                  34,977
         4.62% USD Note                                                        72,944                  72,868
     5.10% USD Note                                                            72,944                  72,868
-------------------------------------------------------------------------------------------------------------
     Total long-term debt outstanding                                  $      549,025           $     526,636
=============================================================================================================

     During the first quarter for 2006, the Trust entered into a $572 million secured, extendible, financial covenant based three year syndicated credit facility that expires in March 2009 and a $25 million demand working capital facility. The credit facility is extendible annually, security is in the form of floating charges on all lands and assignments.

     Various borrowing options exist under the credit facility including prime rate advances, bankers' acceptances and LIBOR based loans denominated in either Canadian or U.S. dollars. All drawings under the facility are subject to stamping fees that vary between 65 bps and 115 bps depending on certain consolidated financial ratios.

     The following represents the significant financial covenants governing the credit facility:

          o Long-term debt and letters of credit not to exceed three times net income before non-cash items and interest expense;

          o Long-term debt, letters of credit, and subordinated debt not to exceed four times net income before non-cash items and interest expense; and

          o Long-term debt and letters of credit not to exceed 50 per cent of unitholders' equity and long-term debt, letters of credit, and subordinated debt.

     In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust's assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively. As at March 31, 2006, the Trust was in compliance with all covenants and had $4.4 million in letters of credit and no subordinated debt.

     During 2006, the weighted-average effective interest rate under the credit facility was 4.4 per cent (2.5 per cent in the first three months of 2005).

     Amounts due under the senior secured notes in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.

     Interest paid during the period did not differ significantly from interest expense.

News Release - May 9, 2006
Page 23
------------------------------------------------------------------------------

3.   OTHER LONG-TERM LIABILITIES

                                                     MARCH 31,    December 31,
     -------------------------------------------------------------------------
                                                          2006            2005
     Retention bonuses                             $     1,000       $   1,000
     Accrued long-term incentive compensation           15,101          11,360
     -------------------------------------------------------------------------
     Total other long-term liabilities             $    16,101       $  12,360
     =========================================================================

     The retention bonuses arose upon internalization of the management contract in 2002. The long-term portion of retention bonuses will be paid in August 2007.

     The accrued long-term incentive compensation represents the long-term portion of the Trust's estimated liability for the Whole Unit Plan as at March 31, 2006 (see Note 9). This amount is payable in 2007 and 2008.


4.   FINANCIAL INSTRUMENTS

     The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust's contracts do not qualify as effective hedges for accounting purposes.

     Following is a summary of all derivative contracts in place as at March 31, 2006:

     FINANCIAL WTI CRUDE OIL SALES CONTRACTS
                                           Volume     Bought put        Sold put      Sold call
     Term                   Contract        bbl/d        US$/bbl         US$/bbl        US$/bbl
     --------------------------------------------------------------------------------------------------------------
     2006
     Apr 06 - Jun 06      Put Spread        2,000          50.00           40.00              -
     Apr 06 - Dec 06      Put Spread        1,000          55.00           45.00              -
     Apr 06 - Dec 06      Bought Put        1,000          55.00               -              -
     Apr 06 - Jul 06      Bought Put          130          64.50               -              -
     Apr 06 - Sep 06      Put Spread        2,000          65.00           55.00              -
     Apr 06 - Dec 06      Put Spread        2,000          55.00           45.00              -
     Apr 06 - Dec 06      Bought Put        2,000          50.00               -              -
     Apr 06 - Dec 06    3 - Way Collar      5,000          55.00           40.00          90.00
     --------------------------------------------------------------------------------------------------------------
     REMAINING
     2006 WEIGHTED AVERAGE                 13,050          55.04           43.50          90.00
     --------------------------------------------------------------------------------------------------------------

     2007
     Jan 07 - Dec 07   3 - Way Collar       5,000          55.00           40.00          90.00
     --------------------------------------------------------------------------------------------------------------

     2008
     Jan 08 - Dec 08   3 - Way Collar       5,000          55.00           40.00          90.00
     --------------------------------------------------------------------------------------------------------------

     2009
     Jan 09 - Dec 09   3 - Way Collar       5,000          55.00           40.00          90.00
     --------------------------------------------------------------------------------------------------------------

     ENERGY EQUIVALENT SWAP

     Term                   Contract                      Volume                           Swap     Bought Put
     --------------------------------------------------------------------------------------------------------------
     FINANCIAL CDN$ CRUDE OIL PURCHASE CONTRACT
     Apr 06 - Jul 06            Swap                 3,870 bbl/d                 73.79 CDN$/bbl                  -

     FINANCIAL WTI CRUDE OIL SALES CONTRACT
     Apr 06 - Jul 06      Bought Put                 3,870 bbl/d                              -      64.50 US$/bbl

     FINANCIAL AECO NATURAL GAS SALES CONTRACT
     Apr 06 - Aug 06            Swap                 40,000 GJ/d                   7.09 CDN$/GJ                  -

     USD SALES CONTRACTS
     Apr 06 - Jul 06            Swap                 32.0 MM US$                1.1618 CDN$/US$                  -
     ==============================================================================================================

News Release - May 9, 2006
Page 24
------------------------------------------------------------------------------

     FINANCIAL AECO NATURAL GAS SALES CONTRACTS
                                           Volume     Bought Put      Sold Put
     --------------------------------------------------------------------------
     Term                   Contract         GJ/d        CDN$/GJ       CDN$/GJ
     2006
     Apr 06 - Aug 06      Put Spread       20,000           7.15          5.65
     Apr 06 - Oct 06      Put Spread       20,000           7.50          5.50
     Apr 06 - Oct 06      Put Spread       10,000           9.00          7.00
     --------------------------------------------------------------------------
     REMAINING
     2006 WEIGHTED AVERAGE                 34,473           7.73          5.86
     --------------------------------------------------------------------------


     FINANCIAL NATURAL GAS AECO BASIS CONTRACTS
                                           Volume           Swap
     Term                   Contract         GJ/d      US$/mmbtu
     --------------------------------------------------------------------------
     2006
     Apr 06 - Oct 06            Swap        2,000         (1.19)
     --------------------------------------------------------------------------
     REMAINING
     2006 WEIGHTED AVERAGE                  1,556         (1.19)
     --------------------------------------------------------------------------


     FINANCIAL FOREIGN EXCHANGE CONTRACTS
                                           Volume           Swap          Swap
     Term                   Contract       MM US$       CDN$/US$      US$/CDN$
     --------------------------------------------------------------------------
     USD SALES CONTRACTS
     2006
     May 06 - May 06            Swap        100.0         1.1474        0.8715
     Apr 06 - Jun 06            Swap         19.4         1.2246        0.8166
     Apr 06 - Jul 06            Swap         16.0         1.1614        0.8610
     Apr 06 - Dec 06            Swap         45.0         1.1659        0.8577
     --------------------------------------------------------------------------
     TOTAL AND 2006 WEIGHTED AVERAGE        180.4         1.1616        0.8609
     --------------------------------------------------------------------------

     USD PURCHASE CONTRACTS
     2006
     --------------------------------------------------------------------------
     May 06 - May 06            Swap        100.0         1.1374        0.8792
     Oct 06 - Dec 06            Swap         15.0         1.1685        0.8558
     --------------------------------------------------------------------------
     TOTAL AND 2006 WEIGHTED AVERAGE        115.0         1.1414        0.8761
     --------------------------------------------------------------------------


     FINANCIAL ELECTRICITY CONTRACTS(1)
                                           Volume           Swap
     Term                   Contract          MWh       CDN$/MWh
     --------------------------------------------------------------------------
     Apr 05 - Dec 10            Swap          5.0          63.00
     Apr 06 - Dec 06            Swap         15.0          62.42
     Jan 07 - Dec 07            Swap         15.0          65.17
     Jan 08 - Dec 08            Swap         10.0          58.75
     Jan 09 - Dec 09            Swap         10.0          57.50
     --------------------------------------------------------------------------
     TOTAL AND 2006 WEIGHTED AVERAGE                       61.98
     --------------------------------------------------------------------------
     (1)   Contracted volume is based on a 24/7 term.


     FINANCIAL INTEREST RATE CONTRACTS (2)
                       Principal Fixed Annual Spread on
     Term                   Contract       MM US$       Rate (%)   3 Mo. LIBOR
     --------------------------------------------------------------------------
     Apr 06 - Apr 14            Swap         30.5           4.62      38.5 bps
     Apr 06 - Apr 14            Swap         32.0           4.62     -25.5 bps
     --------------------------------------------------------------------------
     TOTAL AND ANNUAL WEIGHTED AVERAGE       62.5           4.62      +5.5 BPS
     --------------------------------------------------------------------------
     (2) Interest rate swap contracts have an optional termination date of April 27, 2009. The Trust has the option to extend the optional termination date by one year on the anniversary of the trade date each year until April 2009. Starting in 2009, the contract amount decreases annually until 2014. The Trust pays the floating interest rate based on the three month LIBOR plus a spread and receives the fixed interest rate.


     The Trust has designated all fixed price electricity contracts as effective accounting hedges on their respective contract dates. A realized loss of $0.1 million for the first three months of 2006 on the electricity contracts has been included in operating costs. The fair value unrealized loss on the electricity contracts of $5.8 million has not been recorded on the consolidated balance sheet at March 31, 2006.

News Release - May 9, 2006
Page 25
------------------------------------------------------------------------------

     The Trust has entered into interest rate swap contracts to manage the Company's interest rate exposure on debt instruments. These contracts have been designated as effective accounting hedges on the contract date. A realized loss of $0.04 million for the first three months of 2006 on the interest rate swap contracts has been included in interest expense. The fair value unrealized loss on the interest rate swap contracts of $2.3 million has not been recorded on the consolidated balance sheet at March 31, 2006.

     None of the Trust's commodity and foreign currency contracts have been designated as effective accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted for as assets and liabilities in the consolidated balance sheet based on their fair values.

     The following table reconciles the movement in the fair value of the Trust's financial commodity and foreign currency contracts that have not been designated as effective accounting hedges:

                                                                          MARCH 31, 2006          March 31, 2005
     --------------------------------------------------------------------------------------------------------------
     Fair value, beginning of period (1)                               $         (4,042)     $            (4,042)
     Fair value, end of period (1)                                                 1,048                 (70,729)
     --------------------------------------------------------------------------------------------------------------
     Change in fair value of contracts in the period                               5,090                 (66,687)
     Realized losses in the period                                               (1,384)                  (7,314)
     --------------------------------------------------------------------------------------------------------------
     Gain (loss) on commodity and foreign currency contracts (1)       $           3,706     $           (74,001)
     ==============================================================================================================

     Commodity and foreign currency contracts liability                $        (15,419)     $           (73,699)
     Commodity and foreign currency contracts asset                    $          16,467     $             2,970
     ==============================================================================================================

     (1) Excludes the fixed price electricity contract and interest rate swap contracts that were accounted for as effective accounting hedges.

     At March 31, 2006, the fair value of the contracts that were not designated as accounting hedges was a gain of $1 million. The Trust recorded a gain on commodity and foreign currency contracts of $3.7 million in the statement of income for the first three months of 2006 ($74 million loss in 2005). This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges.


5.   ASSET RETIREMENT OBLIGATIONS

     The following table reconciles the Trust's asset retirement obligations:

                                                                       MARCH 31, 2006       December 31, 2005
     --------------------------------------------------------------------------------------------------------------
     Carrying amount, beginning of period                              $      165,053           $      73,001
     Increase in liabilities relating to corporate acquisitions                     -                  71,143
     Increase in liabilities relating to development activities                   550                   5,096
     Increase in liabilities relating to change in estimate                         -                  15,487
     Settlement of liabilities during the period                               (1,265)                 (4,881)
     Accretion expense                                                          2,613                   5,207
     --------------------------------------------------------------------------------------------------------------
     Carrying amount, end of period                                    $      166,951           $     165,053
     ==============================================================================================================


6.   EXCHANGEABLE SHARES

     ARL EXCHANGEABLE SHARES                                   MARCH 31, 2006                December 31, 2005
     --------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                       1,595                            1,784
     Exchanged for trust units (1)                                       (56)                            (189)
     --------------------------------------------------------------------------------------------------------------
     Balance, end of period                                             1,539                            1,595
     Exchange ratio, end of period                                    1.88185                          1.83996
     --------------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion,
          end of period                                                 2,896                            2,935
     ==============================================================================================================

     (1) During the first three months of 2006, 55,771 ARL exchangeable shares were converted to units at an average exchange ratio of 1.87486.

News Release - May 9, 2006
Page 26
------------------------------------------------------------------------------

     Following is a summary of the non-controlling interest for March 31, 2006 and December 31, 2005:

                                                                               MARCH 31,          DECEMBER 31,
                                                                                    2006                  2005
     ----------------------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of period                         $      37,494      $         35,967
     Reduction of book value for conversion to trust units                       (1,345)               (4,018)
     Current period net income attributable to non-controlling interest            1,495                 5,545
     ----------------------------------------------------------------------------------------------------------
     Non-controlling interest, end of period                               $      37,644      $         37,494
     ----------------------------------------------------------------------------------------------------------
     Accumulated earnings attributable to non-controlling interest         $      22,179      $         20,684
     ==========================================================================================================


7.   UNITHOLDERS' CAPITAL

                                                         MARCH 31, 2006                  December 31, 2005
     --------------------------------------------------------------------------------------------------------------
                                                    NUMBER OF                       Number of
     TRUST UNITS ISSUED                            TRUST UNITS              $     trust units                $
     --------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                      199,104      2,230,842          185,822       1,926,351
     Issued for cash                                         -              -            9,000         239,850
     Issued on conversion of ARL
         exchangeable shares (Note 6)                      105          1,345              333           4,018
     Issued on exercise of employee rights (Note 8)        150          2,386            1,500          24,052
     Distribution reinvestment program                     835         20,871            2,449          48,789
     Trust unit issue costs                                             (245)                         (12,218)
     --------------------------------------------------------------------------------------------------------------
     Balance, end of period                            200,194      2,255,199          199,104       2,230,842
     ==============================================================================================================


8.   TRUST UNIT INCENTIVE RIGHTS PLAN

     A summary of the changes in rights outstanding under the plan is as follows:

                                                                                                      WEIGHTED
                                                                                                       AVERAGE
                                                                                        NUMBER        EXERCISE
                                                                                     OF RIGHTS       PRICE ($)
     --------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                                        1,349           10.22
     Exercised                                                                           (150)           12.55
     --------------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price                                          1,199        10.22(1)
     Reduction of exercise price                                                                        (0.23)
     --------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                              1,199         9.99(1)
     ==============================================================================================================

     (1) The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

     The Trust recorded compensation expense of $1.8 million for the first three months of 2006 ($1.7 million in the first three months of 2005) for the cost associated with the rights. The compensation expense was based on the fair value of all outstanding rights in the first quarter of 2006 and is amortized over the remaining vesting period of such rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 355,499 rights have been cancelled and 1,529,995 rights have been exercised to March 31, 2006.

     The following table reconciles the movement in the contributed surplus balance:

     CONTRIBUTED SURPLUS                                                 MARCH 31, 2006      December 31, 2005
     --------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                         $       6,382            $     6,475
     Compensation expense                                                         1,774                  6,524
     Net benefit on rights exercised (1)                                          (496)                 (6,617)
     --------------------------------------------------------------------------------------------------------------
     Balance, end of period                                               $       7,660            $     6,382
     ==============================================================================================================

     (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.

News Release - May 9, 2006
Page 27
------------------------------------------------------------------------------

9.  WHOLE TRUST UNIT INCENTIVE PLAN

     The Trust recorded compensation expense of $3.8 million and $0.1 million to general and administrative and operating expenses, respectively, in the first quarter of 2006 ($8.8 million and $1.9 million respectively for the twelve months ended December 31, 2005) for the estimated cost of the plan. The compensation expense was based on the March 31, 2006 unit price of $27.36 ($26.49 in 2005), distributions of $0.60 per unit during the period ($1.99 per unit in 2005), a performance multiplier of 2.0 (2.0 in 2005), and the number of units to be issued on maturity.

     The following table summarizes the RTU and PTU movement for the three months ended March 31, 2006:

     --------------------------------------------------------------------------------------------------------------
                                                                              Number of              Number of
                                                                                   RTUs                   PTUs
     --------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                               478,765                390,557
     Granted                                                                      3,000                  2,625
     Forfeited                                                                  (10,168)                  (189)
     --------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                     471,597                392,993
     ==============================================================================================================


     The following table reconciles the change in total accrued compensation liability relating to the Whole Unit Plan:

     --------------------------------------------------------------------------------------------------------------
                                                                              MARCH 31,           December 31,
                                                                                   2006                   2005
     --------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                         $      14,957            $     2,915
     Increase in liabilities in the year (net of cash payments)
         General and administrative expense                                       3,810                  8,774
         Operating expense                                                          668                  1,916
         Property, plant and equipment                                              442                  1,352
     --------------------------------------------------------------------------------------------------------------
     Balance, end of period                                               $      19,877            $    14,957
     --------------------------------------------------------------------------------------------------------------
     Current portion of liability                                                 4,776                  3,597
     --------------------------------------------------------------------------------------------------------------
     Long-term liability                                                  $      15,101            $    11,360
     ==============================================================================================================

10.  RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, cash flow from operations adjusted for changes in non-cash working capital and expenditures on site restoration and reclamation, is reduced by reclamation fund contributions including interest earned on the fund, a portion of capital expenditures, and debt repayments. The portion of cash flow withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

                                                                                   MARCH, 31,        March 31,
                                                                                         2006             2005
     --------------------------------------------------------------------------------------------------------------
     Cash flow from operating activities                                        $     189,094     $    128,736
     Change in non-cash working capital                                                   841           12,182
     Expenditures on site reclamation and restoration                                   1,265            1,047
     --------------------------------------------------------------------------------------------------------------
     Cash flow from operating activities after the above adjustments                  191,200          141,965
     Deduct:
         Cash withheld to fund current period capital expenditures                   (69,664)         (52,520)
         Reclamation fund contributions and interest earned on fund                   (1,669)          (1,718)
         Discretionary debt repayments                                                      -          (3,860)
     --------------------------------------------------------------------------------------------------------------
     Cash distributions (1)                                                           119,867           83,867
     Accumulated cash distributions, beginning of period                            1,674,818        1,298,252
     --------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of period                              $   1,794,685     $  1,382,119
     ==============================================================================================================
     Cash distributions per unit (2)                                            $        0.60     $       0.45
     Accumulated cash distributions per unit, beginning of period                       16.23            14.24
     ==============================================================================================================
     Accumulated cash distributions per unit, end of period                     $       16.83     $      14.69
     ==============================================================================================================

     (1) Cash distributions include non-cash amounts of $20.2 million ($8.8 million in 2005). These amounts relate to the distribution reinvestment program.
     (2) Cash distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.

News Release - May 9, 2006
Page 28
------------------------------------------------------------------------------

11.  BASIC AND DILUTED PER UNIT CALCULATIONS

     Net income per unit has been determined based on the following:

                                                                                    MARCH 31,        March 31,
                                                                                         2006            2005
     --------------------------------------------------------------------------------------------------------------
     Weighted average trust units (1)                                                 199,583          186,224
     Trust units issuable on conversion of exchangeable shares (2)                      2,896            2,986
     --------------------------------------------------------------------------------------------------------------
                                                                                      202,479          189,210
     Dilutive impact of rights (3)                                                        856            1,714
     --------------------------------------------------------------------------------------------------------------
     Diluted trust units                                                              203,335          190,924
     ==============================================================================================================

     (1) Weighted average units excludes units issuable for exchangeable shares.
     (2) Diluted units include units issuable for outstanding exchangeable shares at the period end exchange ratio.
     (3) All outstanding rights were dilutive and therefore none have been excluded in the diluted unit calculation.

     Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted units.


12.  COMMITMENTS AND CONTINGENCIES

     Following is a summary of the Trust's contractual obligations and commitments as at March 31, 2006:

     --------------------------------------------------------------------------------------------------------------
                                                                      PAYMENTS DUE BY PERIOD
     --------------------------------------------------------------------------------------------------------------
     ($ MILLIONS)                           2006      2007-2008        2009-2010      THEREAFTER          TOTAL
     Debt repayments                           -           20.9            329.6           198.5          549.0
     Reclamation fund contributions (1)      6.1           11.8             10.2            80.9          109.0
     Purchase commitments                    2.4            3.4              3.2             8.0           17.0
     Operating leases                        3.3            8.4              8.5               -           20.2
     Derivative contract premiums (2)       12.6            4.2              1.7               -           18.5
     Retention bonuses                       1.0            1.0                -               -            2.0
     --------------------------------------------------------------------------------------------------------------
     Total contractual obligations          25.4           49.7            353.2           287.4          715.7
     ==============================================================================================================

     (1) Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in the Redwater and NPCU acquisition.
     (2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

     In addition to the above, the Trust has commitments related to its risk management program (See Note 4).

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.



ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $6.0 billion. In 2006, the Trust expects to produce approximately 62,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors, including, but not limited to: commodity prices, reservoir performance, weather, drilling performance and industry conditions, may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

News Release - May 9, 2006
Page 29
------------------------------------------------------------------------------


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer



   For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600             Fax: (403) 509-6417
                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
                       Suite 2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9